SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Solarfun Power Holdings Co., Ltd.

(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)
83415U108

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which schedule is filed:
☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☑   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
EXHIBIT INDEX TO SCHEDULE 13G
JOINT FILING AGREEMENT

CUSIP No.	83415U108	Page	2	of	8

1	NAMES OF REPORTING PERSONS Brilliant Orient International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ See Explanatory Note

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		7,072,482

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,072,482

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,072,482

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	3	of	8

1	NAMES OF REPORTING PERSONS Hony Capital II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		7,072,482*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,072,482*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,072,482*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Hony Capital II, L.P. holds such shares through its wholly owned subsidiary Brilliant Orient International Limited. Voting and investment control over such shares is held by Hony Capital II, L.P.’s five-seat investment committee. Among the five representatives of such committee, three of them, who are currently Mr. Chuanzhi Liu, Mr. Linan Zhu and Mr. John Huan Zhao, are nominees of Hony Capital II, L.P.’s general partner, Hony Capital II GP Limited, and the other two representatives are nominees of The Goldman Sachs Group, Inc. and Sun Hung Kai Properties Limited, which are two of the limited partners of Hony Capital II, L.P. Right Lane Limited is the sole shareholder of Hony Capital II GP Limited. Legend Holdings Limited is the sole shareholder of Right Lane Limited.
** Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

CUSIP No.	83415U108	Page	4	of	8

1	NAMES OF REPORTING PERSONS Hony Capital II GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		7,072,482

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,072,482

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,072,482

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*Based on 239,994,754 outstanding Ordinary Shares as reported on the Form 20-F of Solarfun Power Holdings Co., Ltd. filed with the Securities and Exchange Commission on July 2, 2007.

Explanatory Note
     As previously disclosed on a Schedule 13G filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, Brilliant Orient International Limited, in a joint filing with Hony Capital II, L.P. and Hony Capital II GP Limited, reported ownership of 14,050,537 Ordinary Shares, constituting approximately 5.9% of the outstanding Ordinary Shares (based on 239,994,754 outstanding Ordinary Shares as reported in the Issuer’s Form 20-F filed July 2, 2007).
     On December 4, 2007, Good Energy Investments (Jersey) Limited (the “Purchaser”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Yonghua Solar Power Investment Holding Ltd., Citigroup Venture Capital International Growth Partnership, L.P., WHF Investment Co., Ltd, Yongfa Solar Power Investment Holding Ltd., Citigroup Venture Capital International Co-Investment, L.P., Yongliang Solar Power Investment Holding Ltd., LC Fund III, L.P., Forever-Brightness Investments Limited and Brilliant Orient International Limited (the “Sellers”), whereby Purchaser agreed to purchase and the Sellers agreed to sell (the “Share Purchase”) an aggregate of 66,745,638 Ordinary Shares and 281,011 ADSs (collectively, the “Purchased Shares”), at purchase price of $2.712 per Ordinary Shares and $13.56 per ADS. In particular, Brilliant Orient International Limited agreed to sell 281,011 ADSs to the Purchaser. The closing of the transactions contemplated by the Stock Purchase Agreement was conditioned upon the receipt of regulatory approvals and certain other customary closing conditions.
     On December 20, 2007, the transactions contemplated by the Stock Purchase Agreement received requisite regulatory approvals and on December 27, 2007, the Share Purchase transactions contemplated by the Stock Purchase Agreement were consummated (the “Closing”), other than with respect to 281,011 ADSs as to which settlement was pending. Pursuant to the Stock Purchase Agreement, the Purchaser designated Good Energies II LP (“GE II LP”), acting by its general partner, Good Energies General Partner Jersey Limited (“GE General Partner”), to receive the Purchased Shares and at the Closing, all of the Purchased Shares were transferred to GE II LP, acting by its general partner, GE General Partner, in lieu of the Purchaser.
     Pursuant to a Second Shareholders Agreement (the “Second Shareholders Agreement”) that was entered into at the Closing among the Issuer, the Purchaser and certain of the Sellers (the “Signing Sellers”), the Issuer has agreed that (i) if the Purchaser and its affiliates own at least 16% of the Issuer’s outstanding equity securities, it will include up to two persons designated by the Purchaser in the slate of directors to be considered by the shareholders of the Issuer for election as directors, (ii) if the Purchaser and its affiliates own at least 5% up to 16% of the Issuer’s outstanding equity securities, it will include up to one person designated by the Purchaser in the slate of directors to be considered by the shareholders of the Issuer for election as directors and (iii) if the Purchaser and its affiliates own less than 5% of the Issuer’s outstanding equity securities, it will nominate no persons designated by the Purchaser in the slate of directors to be considered by the shareholders of the Issuer for election as directors. Each Signing Seller has agreed to vote any Ordinary Shares and ADSs owned by it in favor of the election of such nominees to elect such Purchaser nominees, and to take all other actions necessary or required to ensure the election to the Board of the persons nominated by the Purchaser. The Issuer has also, subject to the best interests of the Issuer and its shareholders, agreed to consider at least one nominee of the Purchaser to be appointed to each committee or sub-committee of the Board and to be appointed to serve as a director on the board of directors of any subsidiary of the Issuer and, to the extent practicable, on the board of directors of each joint venture to which the Issuer is a party.
     Subject to applicable Law and to the extent practicable, the Issuer has agreed to consult with the Purchaser prior to taking any of the following actions, and each Signing Seller has agreed to vote any Ordinary Shares or ADSs owned by it and use its best efforts to take or refrain from taking, subject to applicable Law, all other actions necessary or required such that each of the following actions on the part of the Issuer or any subsidiary of the Issuer shall not be taken unless the Purchaser has consented in advance: (i) the entry into any contract, agreement, understanding, whether oral or written that would have a value or potential liability to the Issuer in excess of 5% of the Issuer’s net assets as of the time such contract is entered into or is otherwise likely to be material to the Issuer; (ii) the engagement by the Issuer in any business other than photovoltaic business or a change in the nature or scope of the business of the Issuer or any subsidiary of the Issuer; (iii) any joint ventures, strategic alliances, partnerships or similar arrangement with any third party; (iv) any recapitalization, merger, asset swap, share sale or transfer of substantially all of the rights to intellectual properties or other assets, or any other extraordinary transaction; (v) any amendment to the Articles of Association or any other constitutional documents, including without limitation increase and decrease in the capitalization of the Issuer or any subsidiary of the Issuer; and (vi) entry into any agreement or understanding to do any of the foregoing.
     Pursuant to the terms of the Second Shareholders Agreement, GE II LP upon signing an undertaking of adherence and a copy of the Second Shareholders Agreement, and with effect from the Closing, agreed to perform, assume, comply with and be bound by all the terms, covenants, obligations and provisions on the part of the Purchaser in the Second Shareholders Agreement in all respects as if GE II LP was an original party to the Second Shareholders Agreement.
     Based on the above, the Purchaser filed a Schedule 13D on December 28, 2007, reported its record ownership of 83,178,005 ordinary shares, or ADSs, of Solarfun Power Holdings Co., Ltd. and an additional 92,717,487 Ordinary Shares or ADSs of Solarfun Power Holdings Co. Ltd. owned of record by the Signing Sellers, which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement. The Purchaser deemed itself to have shared power to vote or direct the vote over the 92,717,487 Ordinary Shares or ADSs aggregately owned by the Sellers after the Closing.
     Because of the voting power granted to it under the Second Shareholders Agreement, the Purchaser included the 7,072,482 Ordinary Shares beneficially owned by Brilliant Orient International Limited, as one of the Signing Sellers, as part of a membership as a group along with all other Signing Sellers. However, for its Schedule 13G filing, Brilliant Orient International Limited disclaims membership in this group, because it did not acquire shared voting power over shares owned by the Purchaser or other Sellers through the Second Shareholders Agreement or otherwise. Brilliant Orient International Limited has no voting power, shared or otherwise, over any other Ordinary Shares other than those disclosed in the cover pages hereof.
     In addition, Legend Holdings Limited indirectly holds a substantial minority interest in both Hony Capital II GP Limited and LC Fund III GP Limited. LC Fund III GP Limited is the General Partner to LC Fund III, L.P. which is a less than 5 percent shareholder of the Issuer. Moreover, one of the five investment committee members of Hony Capital II L.P. is also an investment committee member of LC Fund III, L.P. But we do not share voting power with LC Fund III, L.P. and have not formed a group with it in furtherance of any common objective with respect to the Issuer or its Ordinary Shares.

Item 1	(a).	Name of Issuer:

Solarfun Power Holdings Co., Ltd.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

Item 2	(a).	Names of Persons Filing:

(1) Brilliant Orient International Limited

(2) Hony Capital II, L.P.

(3) Hony Capital II GP Limited

Item 2	(b).	Address of Principal Business Office:

The address of the principal business office of each of Brilliant Orient International Limited, Hony Capital II, L.P. and Hony Capital II GP Limited is 6th Floor, South Tower C, Raycom Info Tech Park, No.2 Kexueyuan Nanlu, Haidian District, Beijing 100080, People’s Republic of China.

Item 2	(c).	Citizenship:

Hony Capital II, L.P. and Hony Capital II GP Limited are chartered in Cayman Islands.

Brilliant Orient International Limited is a British Virgin Islands company.

Item 2	(d).	Title of Class of Securities:

Ordinary Shares, par value US$0.0001 per share.

Item 2	(e).	CUSIP Number:

83415U108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership. (as of December 31,2007)

	(a)	Amount beneficially owned: See item 9 of cover pages.

	(b)	Percent of class: See item 11 of cover pages.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote

		(ii)	Shared power to vote or to direct the vote

		(iii)	Sole power to dispose or to direct the disposition of

		(iv)	Shared power to dispose or to direct the disposition of

See items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Hony Capital II, L.P. is the sole shareholder of Brilliant Orient International Limited. Hony Capital II GP Limited holds a general partnership interest in Hony Capital II, L.P.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008
BRILLIANT ORIENT INTERNATIONAL LIMITED
By:	/s/ Sheng Lin
Name:	Sheng Lin
Title:	Director

HONY CAPITAL II, L.P. Acting by its general partner Hony Capital II GP Limited
By:	/s/John Huan Zhao
Name:	John Huan Zhao

a duly authorized representative

HONY CAPITAL II GP LIMITED
By:	/s/John Huan Zhao
Name:	John Huan Zhao
Title:	Director

EXHIBIT INDEX TO SCHEDULE 13G
EXHIBIT 1
Agreement among Brilliant Orient International Limited, Hony Capital II, L.P. and Hony Capital GP Limited as to joint filing of Schedule 13G.